March 1, 2016

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Nicholas P. Panos, Senior Special Counsel

Re:	Dividend Capital Diversified Property Fund Inc.

Schedule TO-I

Filed February 5, 2016

File No.: 005-85609

Dear Mr. Panos:

We have received your comment letter dated February 10, 2016 (the “Comment Letter”) in connection with your review of the Dividend Capital Diversified Property Fund Inc. (the “Company”) Tender Offer Statement on Schedule TO filed on February 5, 2016. We have filed today an amendment to the Tender Offer Statement (“Amendment No. 1”) in response to the comments received.

This letter is submitted on behalf of the Company in response to your Comment Letter. The response to the Comment Letter is set forth below. For your convenience, your comment has been reproduced below, together with our response.

1. Price; Number of Shares; Expiration Date; Proration

1.	Please revise to expressly state the number of securities sought in the tender offer. At present, the amount of securities sought has only been expressed as a dollar amount on the cover page of the Offer to Purchase as well as this section. The disclosure at page 16 that reads, “[a]t the Purchase Price of $7.39 per Share, we could purchase approximately 4.1 million Shares if the Offer is fully subscribed,…” is inexact and does not satisfy the issuer’s codified obligation to identify the amount of securities sought in a metric denominated as the total number of securities sought in the offer. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A. Refer also to Rule 14e-1(b) of Regulation 14E.

Response: Please see the changes described under “(1) Amendments to Clarify Maximum Number of Shares.” in Amendment No. 1, for the changes made in response to this comment.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos, Senior Special Counsel

March 1, 2016

Page Two

Priority of Purchases, page 12

2.	Unless the issuer has knowledge that the tender offer is fully subscribed, it is unclear what is meant by the representation that “…we will purchase all other Shares properly tendered and not properly withdrawn on a pro rata basis…” Please revise to remove the implication that no circumstances exist in which the full amount of securities tendered will not be accepted, or advise.

Response: Please see the changes described under “(2) Amendments to Clarify Priority of Purchases.” in Amendment No. 1, for the changes made in response to this comment.

6. Conditions of the Offer

3.	Please revise to indicate that security holders may challenge the issuer’s determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead indicates that any of the issuer’s determinations will be “final and binding.”

Response: Please see the changes described under “(3) Amendments to Clarify Conditions of the Offer.” in Amendment No. 1, for the changes made in response to this comment.

4.	At present, the closing paragraph states that the conditions may be asserted by the issuer “regardless of the circumstances giving rise to any such condition.” The inclusion of offer conditions that enable the issuer to terminate the tender offer or its obligation to purchase based on events within its control could render the offer illusory and in contravention of Section 14(e). Please revise to clarify that actions or inactions by the issuer that contribute to the triggering of or failure to satisfy a condition will not serve as adequate grounds upon which the issuer may rely to cancel its obligation to proceed with the tender offer and purchase tendered shares promptly after the expiration date.

Response: Please see the changes described under “(3) Amendments to Clarify Conditions of the Offer.” in Amendment No. 1, for the changes made in response to this comment.

5.

The representation that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “will not be deemed a waiver of any right” suggests that the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos, Senior Special Counsel

March 1, 2016

Page Three

satisfied yet the tender offer may proceed without making a disclosure. As stated elsewhere in the Offer to Purchase, the issuer must amend the offer to disclose material changes. Please be advised that to the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to pay for shares tendered, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. To the extent a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise the closing paragraph to remove this inconsistency with respect to the issuer’s stated understanding of its planned treatment of material changes.

Response: Please see the changes described under “(3) Amendments to Clarify Conditions of the Offer.” in Amendment No. 1, for the changes made in response to this comment.

6.	The conditions have been characterized as “an ongoing right that may be asserted at any time…” Please revise to conform with the earlier statement that confirms the issuer is aware the tender offer conditions may only be asserted up until the time of tender offer expiration and, by implication, not on a post-expiration basis before payment has been made.

Response: Please see the changes described under “(3) Amendments to Clarify Conditions of the Offer.” in Amendment No. 1, for the changes made in response to this comment.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing response addresses the issue raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2040 should you have any questions concerning this letter or require further information.

U.S. Securities and Exchange Commission

Attention: Nicholas P. Panos, Senior Special Counsel

March 1, 2016

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Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh

cc: Joshua J. Widoff, Esquire